

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-13894

A. Full title of the Plan and the address of the Plan, if different from that of issuer named below:

TRANSPRO, INC. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513

Transpro, Inc. 401(k) Savings Plan (the "Plan")

Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

All other schedules are omitted as not applicable or not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Transpro, Inc. 401(k) Savings Plan

By: Transpro, Inc.
Plan Administrator

By: 
Richard A. Wisot
Vice President, Chief Financial Officer,
Treasurer and Secretary

June 13, 2002

Transpro, Inc. 401(k) Savings Plan

Financial Statements
December 31, 2001 and 2000

Transpro, Inc. 401(k) Savings Plan
Index to Financial Statements
December 31, 2001 and 2000

Report of Independent Accountants

To the Participants and Administrator of the
Transpro, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Transpro, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 6, 2002

Transpro, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Investments, at fair value	$ 12,176,135	$ 11,544,719
Receivables:		
Participants' contributions	46,233	40,295
Employer's contributions	14,905	11,387
Other	-	1,286
Total receivables	61,138	52,968
Net assets available for benefits	$ 12,237,273	$ 11,597,687

The accompanying notes are an integral part of these financial statements.

Transpro, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income:		
Interest	$ 38,730	$ 41,471
Dividends	347,411	595,126
	386,141	636,597
Contributions:		
Participants'	1,426,563	1,633,457
Employer's	424,993	445,797
	1,851,556	2,079,254
Total additions	2,237,697	2,715,851
Deductions from net assets attributed to:		
Net depreciation in value of investments	592,561	1,473,882
Benefits paid to participants	997,950	1,448,131
Administrative expenses	7,600	15,534
Plan transfer (Note 7)	-	1,779,880
Total deductions	1,598,111	4,717,427
Net increase (decrease)	639,586	(2,001,576)
Net assets available for benefits:		
Beginning of year	11,597,687	13,599,263
End of year	$ 12,237,273	$ 11,597,687

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The Transpro, Inc. 401(k) Savings Plan (the "Plan") is a defined contribution plan established for the benefit of non-union, and certain union employees of Transpro, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by the Company. All non-union employees employed by the GO/DAN Industries Inc. ("GDI") division, G&O Manufacturing division ("G&O") and the Crown Divisions ("Crown") of the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. Union employees of GDI represented by Local No. 864, International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW, union employees of G&O represented by Local 655, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL/CIO and union employees of Crown represented by Local 7435, United Paperworkers International Union, AFL/CIO are entitled to participate in the Plan after they become eligible employees, as defined by the Plan.

On May 5, 2000 the Company sold Crown to Leggett & Platt, Inc. (Note 7). Therefore, those employees of Crown who were participants of the Plan were no longer eligible to participant in the Plan as of that date.

To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20-1/2 years of age or older.

Contributions
For the plan years ended December 31, 2001 and 2000, nonhighly and highly compensated participants were allowed to contribute up to the lesser of 15% and 12% of pretax compensation, as defined in the Plan, respectively, or $10,500, subject to the limitations imposed by the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund and a Transpro, Inc. common stock fund as investment options for participants.

The Plan provides for automatic enrollment for all eligible employees hired on or after January 1, 2000 immediately upon meeting the age and service requirements as defined in the Plan. Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically reduced by 3% (2% with respect to eligible employees of GDI), effective with the first pay period that includes the first of the month immediately following the month in which the employee meets the Plan's eligibility requirements. Unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch Retirement Preservation Trust.

The Plan provides that for those participants employed at GDI, the Company will contribute an amount equal to 100% of the participant's contribution up to 2% of the participant's gross pay. Prior to January 1, 2001, for participants who were employees of Crown (through May 5, 2000) and G&O, the Company contributed 25% of the first 1% of the participant's contribution, plus 25% of the second 1% of the participant's contribution, plus 50% of the third 1% of the participant's contribution, with a maximum match of $1,200 per year. Effective January 1, 2001, certain existing non-union employees of G&O, and all non-union employees of G&O that were hired on or after that date are entitled to a Company matching contribution in an amount equal to 100% of the participant's contribution, up to 2% of the participant's gross pay. All union, and those non-union employees of G&O that are not included in the Company matching contribution calculation immediately preceding, continue to receive Company matching contributions in accordance with the provisions in effect prior to January 1, 2001.

Participant Accounts
The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
All participants are immediately vested in their contributions plus actual earnings thereon.

All participants previously employed at Crown and those employed at G&O are immediately fully vested in Company matching contributions and related earnings thereon. All participants employed by GDI become vested in Company matching contributions and related earnings thereon at a rate of 50% for each whole year of service and are 100% vested after two years of credited service. All participants become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

Forfeited nonvested accounts are first applied to pay expenses under the Plan that would otherwise be paid by the employer. Remaining forfeitures, if any, are deemed to be employer contributions and allocated to participants.

Payment of Benefits
On termination of service, a participant may elect to receive a single lump-sum distribution equal to the value of the participant's vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant's vested account balance has never exceeded $5,000, the entire vested account shall be payable in a single lump-sum. If the participant's vested account balance has been greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70 ½.

Withdrawals and Loans
A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan. The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Participant loan fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a reasonable rate of interest, as determined by the Plan administrator. Interest rates on loans outstanding at December 31, 2001 ranged from 6% to 10.50%. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

2. Summary of Accounting Policies

The following is a summary of the significant accounting policies:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Plan Expenses
General administrative expenses are offset by forfeitures of nonvested accounts, with any expenses in excess of the forfeitures being paid by the Company. Administrative expenses were reduced by $760 and $6,528 for the years ended December 31, 2001 and 2000, respectively, from such forfeitures. The Company incurred expenses of $40,875 and $40,149, for the plan years ended December 31, 2001 and 2000, respectively, which were not charged to the Plan. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price. The collective trust fund is valued at cost, which approximates fair value. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds, a Transpro, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

3. Investments

The following table presents the value of investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000:

	2001	2000
Merrill Lynch Retirement Preservation Trust	$ 4,630,234	$ 4,145,673
Merrill Lynch S&P 500 Index Fund	3,368,393	3,758,703
Van Kampen American Value Fund	1,419,617	1,341,706
Mercury Total Return Bond Fund	863,711	733,549

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds	$ (672,366)	$ (969,458)
Transpro, Inc. common stock	79,805	(504,424)
Net depreciation in investments	$ (592,561)	$ (1,473,882)

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 20, 2000, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related Party Transactions

Merrill Lynch is the trustee and custodian as defined in the Plan, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2001 and 2000 were $7,600 and $15,534, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in the Company matching contributions and related earnings thereon in their accounts.

7. Plan Transfer

On May 5, 2000, the Company completed the sale of Crown to Leggett & Platt, Inc. On that date, employees of Crown were no longer employees of the Company or active participants of the Plan. Accordingly, the Crown employees, who were participants in the Plan at that time, attained vested terminated status. Their contributions and their respective employer matching contributions to the Plan ceased on May 5, 2000. Plan assets representing Crown employee account balances in the aggregate amount of $1,779,880 were transferred out of the Plan to the Crown 401(k) Plan for Bargaining Unit Employees ("Crown Bargaining Plan") and the Crown 401(k) Plan for Non-Bargaining Unit Employees ("Crown Non-Bargaining Plan") on August 1, 2000. Leggett & Platt, Inc. sponsors the Crown Bargaining Plan and the Crown Non-Bargaining Plan. In the time period between the sale of Crown to Leggett & Platt, Inc. and the transfer of assets representing Crown employee account balances, these accounts experienced investment appreciation, depreciation, and earned interest and dividends. The net appreciation (depreciation) of investments and investment earnings realized during that time period that related to Crown employee accounts is included as investment income for the Plan during the plan year ended December 31, 2000. Crown employees were allowed to make investment transfers between the funds offered in the Plan between May 5, 2000 and August 1, 2000, but were not allowed to make contributions, take distributions or request new loans during that time period.

Transpro, Inc. 401(k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:			
*	Transpro, Inc.	Common stock, 188,657 shares	$ 826,175	$ 584,837
	Mutual Funds:			
	Merrill Lynch Trust Company:			
*	Mercury Total Return Bond Fund	Mutual fund, 67,795 shares	852,817	863,711
*	Merrill Lynch Fundamental Growth Fund	Mutual fund, 11,536 shares	265,111	206,026
*	Dreyfus Premier Worldwide Growth Fund	Mutual fund, 966 shares	33,555	29,423
*	Van Kampen American Value Fund	Mutual fund, 75,391 shares	1,642,795	1,419,617
*	Van Kampen Emerging Growth Fund	Mutual fund, 5,516 shares	419,021	233,440
*	Merrill Lynch Equity Income Fund	Mutual fund, 4,457 shares	54,153	51,608
*	Merrill Lynch S&P 500 Index Fund	Mutual fund, 239,232 shares	3,910,885	3,368,393
*	Merrill Lynch International Index Fund	Mutual fund, 718 shares	8,342	6,190
*	Lord Abbett Developing Growth Fund	Mutual fund, 143 shares	2,136	2,162
*	Alliance Premier Growth Fund	Mutual fund, 2,847 shares	86,068	57,852
*	Ivy International Fund	Mutual fund, 6,619 shares	207,015	136,949
*	Merrill Lynch Trust Company	Cash	14,896	14,896
	Collective Trust:			
	Merrill Lynch Trust Company:			
*	Merrill Lynch Retirement Preservation Trust	4,630,234 shares	4,630,234	4,630,234
*	Participant loans	Loans to participants secured by their accounts Repayment terms range up to thirty years. Interest rates in effect during period 6.0% - 10.50%	-	570,797
				$ 12,176,135

* Denotes party-in-interest